FINANCIAL STATEMENTS

STUB YEAR ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015

(EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS)

Management's Responsibility for Financial Reporting

The accompanying financial statements of Kirkland Lake Gold Inc. are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has selected those it deems to be most appropriate in the circumstances.

The significant accounting policies used are described in Note 3 to the financial statements. The financial statements include estimates based on the experience and judgment of management in order to ensure that the financial statements are presented fairly, in all material respects.

The management of the Company developed and continues to maintain systems of internal controls and management practices designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors exercises its responsibilities for ensuring that management fulfils its responsibilities for financial reporting and internal control with the assistance of its Audit Committee. The Audit Committee is appointed by the Board of Directors and all of its members are directors who are not officers or employees of Kirkland Lake Gold Inc. The Committee meets periodically to review financial reports and to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues. The Committee reviews the Company’s annual financial statements and recommends their approval to the Board of Directors.

These financial statements have been audited by KPMG LLP on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee and may meet with or without the presence of management.

ON BEHALF OF THE BOARD:

"George O. Ogilvie"	"Perry Ing"
Chief Executive Officer	Chief Financial Officer

Kirkland Lake, Ontario
March 9, 2016

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Kirkland Lake Gold Inc.

We have audited the accompanying financial statements of Kirkland Lake Gold Inc., which comprise the balance sheets as at December 31, 2015 and April 30, 2015, the statements of operations and comprehensive income, cash flows and changes in equity for the eight-month period ended December 31, 2015 and the year ended April 30, 2015, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Kirkland Lake Gold Inc. as at December 31, 2015 and April 30, 2015, and its financial performance and its cash flows for the eight-month period ended December 31, 2015 and the year ended April 30, 2015 in accordance with International Financial Reporting Standards.

Chartered Professional Accountants, Licensed Public Accountants
March 9, 2016
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG
Network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KIRKLAND LAKE GOLD INC.
BALANCE SHEETS
AS AT DECEMBER 31, 2015 AND APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

		DECEMBER 31	APRIL 30,
ASSETS		2015	2015
Current
Cash and cash equivalents		$93,727	$80,322
Accounts receivable (Note 5)		8,084	5,997
Inventories (Note 6)		13,799	15,612
Prepaid expenses and other current assets		3,623	4,927
Current assets		119,233	106,858
Non-current
Other long-term assets (Note 7)		4,128	1,355
Restricted cash (Note 4)		-	7,904
Mineral properties (Note 10)		251,401	239,014
Property, plant and equipment (Note 10)		109,978	112,128
Non-current assets		365,507	360,401
TOTAL ASSETS		$484,740	$467,259
LIABILITIES
Current
Operating loan (Notes 9 and 21)	$		$2,000
Accounts payable and accrued liabilities (Note 8)		26,934	29,013
Income taxes payable		127	-
Current portion of finance lease (Note 9)		5,888	4,648
Flow-through premium (Note 11)		-	193
Current liabilities		32,949	35,854
Non-current
Convertible debentures (Note 9)		109,075	107,407
Provisions (Note 12)		6,578	7,097
Deferred income taxes (Note 19)		15,267	6,383
Finance lease (Note 9)		8,277	8,531
Non-current liabilities		139,197	129,418
SHAREHOLDERS' EQUITY
Capital stock (Note 13) Authorized - Unlimited common shares without par value Issued - 80,954,117 (April 30, 2015 - 80,306,617) common shares		298,744	296,304
Options (Note 14)		10,272	10,161
Contributed surplus (Note 15)		31,627	30,909
Deficit		(28,049)	(35,387)
Total shareholders' equity		312,594	301,987
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$484,740	$467,259

Commitments (Notes 4, 9 and 21) and Subsequent Events (Note 24)

ON BEHALF OF THE BOARD:

"George O. Ogilvie"	"Jeffery Parr"
Director	Director

The accompanying notes are an integral part to these financial statements.

KIRKLAND LAKE GOLD INC.
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

	EIGHT MONTHS
	ENDED	YEAR ENDED
	DECEMBER 31,	APRIL 30,
	2015	2015

REVENUE FROM GOLD SALES	$149,874	$219,888
PRODUCTION EXPENSES (Note 16)	111,375	169,788
GROSS PROFIT	38,499	50,100
OTHER EXPENSES
General and administrative (Note 17)	6,129	6,837
Exploration	5,496	6,113
Finance expense	13,547	15,347
Finance income	(3,181)	(3,702)
	21,991	24,595
Income before income taxes	16,508	25,505
Income tax expense (Note 19)	9,170	5,719
NET AND COMPREHENSIVE INCOME	$7,338	$19,786
Weighted average number of common shares outstanding (Note 13)	80,570,879	73,334,778
Diluted weighted average number of common shares outstanding (Note 13)	81,181,454	74,145,119
BASIC INCOME PER COMMON SHARE	$0.09	$0.27
DILUTED INCOME PER COMMON SHARE	$0.09	$0.27

The accompanying notes are an integral part to these financial statements.

KIRKLAND LAKE GOLD INC.
STATEMENTS OF CASH FLOWS
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

	EIGHT MONTHS
	ENDED	YEAR ENDED
	DECEMBER 31,	APRIL 30,
	2015	2015
OPERATING ACTIVITIES
NET INCOME	$7,338	$19,786
ADJUSTMENTS FOR THE FOLLOWING ITEMS:
Amortization and depletion	23,809	34,286
Deferred income tax expense	8,884	5,466
Stock based compensation	1,316	4,158
Interest expense and accretion on convertible notes	9,653	15,154
Unrealized foreign exchange (gain) loss	(755)	794
Unrealized loss (gain) on derivative contracts	1,479	(1,478)
Current tax expense	285	253
Other long-term assets	616	683
Flow-through premium	(193)	(172)
Accretion	85	165
CHANGES IN NON-CASH WORKING CAPITAL ITEMS
Accounts receivable	(5,476)	(1,362)
Inventories	1,813	774
Prepaid expenses and other current assets	(187)	(738)
Accounts payable and accrued liabilities	671	860
Cashflow from operations before taxes	49,338	78,629
Taxes paid	(146)	(475)
CASH INFLOWS FROM OPERATIONS	49,192	78,154

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(2,605)	(4,715)
Proceeds from sale of short-term investments	-	3
Additions to mineral properties	(27,324)	(41,479)
Release of restricted cash	7,904	-
CASH OUTFLOWS FROM INVESTING ACTIVITIES	(22,025)	(46,191)

FINANCING ACTIVITIES
Repayment of operating line	(2,000)	(4,500)
Proceeds from issuance of capital stock, net of issuance costs	1,953	40,533
Buyback of convertible debentures	(1,768)	(4,825)
Repayment of obligation under finance lease	(3,736)	(7,491)
Interest paid on loans and debentures	(8,966)	(10,131)
Repayment of promissory notes	-	(3,327)
CASH INFLOWS (OUTFLOWS) FROM FINANCING ACTIVITIES	(14,517)	10,259
Effect of exchange rate changes on cash and cash equivalents	755	(794)
CHANGE IN CASH DURING THE PERIOD	13,405	41,428

CASH AND CASH EQUIVALENTS, beginning of period	80,322	38,894

CASH AND CASH EQUIVALENTS, end of period	$93,727	$80,322

Non-cash financing transactions (Note 10)

The accompanying notes are an integral part to these financial statements.

KIRKLAND LAKE GOLD INC.
STATEMENTS OF CHANGES IN EQUITY
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

			Contributed
	Capital Stock	Options	Surplus	Deficit		TOTAL
Balance, May 1, 2014	$255,172	$8,046	$29,230	$(55,173	) $	237,275
Net income	-	-	-	19,786		19,786
Flow through share issuance	7,500	-	-	-		7,500
Flow-through financing premium	(365)	-	-	-		(365)
Equity financing	34,517	-	-	-		34,517
Cost of issuing shares	(2,399)	-	-	-		(2,399)
Exercise of options	915	-	-	-		915
Black Scholes value of options exercised	364	(364)	-	-		-
Cancellation of options	-	(1,633)	1,633	-		-
Expiry of options	-	(46)	46	-		-
Stock based compensation	-	4,158	-	-		4,158
Deferred tax expense related to share issuance costs	600	-	-	-		600
Balance, April 30, 2015	$296,304	$10,161	$30,909	$(35,387)		$301,987
Net income	-	-	-	7,338		7,338
Exercise of options	1,953	-	-	-		1,953
Black Scholes value of options exercised	487	(487)	-	-		-
Cancellation/forfeiture of options	-	(288)	288	-		-
Expiry of options	-	(430)	430	-		-
Stock based compensation	-	1,316	-	-		1,316
Balance, December 31, 2015	$298,744	$10,272	$31,627	$(28,049)		$312,594

The accompanying notes are an integral part to these financial statements.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

1.	DESCRIPTION OF BUSINESS

The Company was incorporated in British Columbia, Canada on June 29, 1983 and continued into the federal jurisdiction on July 27, 1988 to become governed by the Canada Business Corporations Act. Its registered office is at 95 Wellington Street West, Toronto, Ontario, Canada. The Company’s common shares trade on the TSX (Toronto Stock Exchange). The Company's common shares ceased trading on the Alternate Investment Market of the London Stock Exchange effective August 3, 2015.

The Company’s head office is located in Toronto, Ontario, and the operating gold mine is located in Kirkland Lake, Ontario, Canada. Its operations consist of the Macassa Mine and Mill and four contiguous formerly producing gold mining properties.The Company does not have any subsidiaries.

2.	BASIS OF PRESENTATION

(a)  Statement of Compliance

The financial statements of the Company present the reporting period from May 1, 2015 to December 31, 2015 resulting from the change in year end to December 31. They have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on March 9, 2016.

(b)  Basis of Presentation

These financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities which are measured at fair value. The significant accounting policies are presented in Note 3 and have been consistently applied in each of the periods presented.

The Company has changed its fiscal year end from April 30 to December 31. As such, the period ended December 31, 2015 is a stub year, comprised of eight months. The comparative audited year ended April 30, 2015 is a full year.

The financial statements are presented in Canadian dollars, which is also the Company’s functional currency, unless otherwise indicated.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment and complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3(q) and 3(r). Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(c)  Standards issued but not yet effective

IFRS 9 – Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) covers the classification and measurement of financial assets and financial liabilities and is applicable for annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company is currently assessing the impact of adopting IFRS 9.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

2.	BASIS OF PRESENTATION (continued)

IFRS 15, Revenue from Contracts

IFRS 15, Revenue from Contracts, was issued by the IASB in May 2014. The standard replaces IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty programs, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets From Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The standard is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company is currently assessing the impact of adopting IFRS 15.

IFRS 16, Leases

This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.The new standard is effective for annual periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. IFRS 16 will replace IAS 17 Leases. The Company is currently assessing the impact of adopting IFRS 16.

IAS 1 – Presentation of Financial Statements (“IAS 1”)

IAS 1 was amended in December 2014 in order to clarify, among other things, that information should not be obscured by aggregating or by providing immaterial information, that materiality consideration apply to all parts of the financial statements and that even when a standard requires a specific disclosure, materiality considerations do apply. The amendments are effective for annual periods beginning on or after January 1, 2016. The Company has assessed the impact of adopting the amendments to IAS 1, and it does not have any impact on the financial statements.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Revenue recognition

The principal product from the mining operations of the Company is the sale of gold doré bars. The doré bars are sent to a refiner that will further purify the doré bars to produce tradable gold bullion.

Revenue associated with the sale of the doré bars is recognised when all significant risks and rewards of ownership of the asset sold are transferred to the refiner, which is when the commodity has been received by the refiner (Time of Receipt). At the Time of Receipt, the Company retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the gold, and the costs incurred or to be incurred in respect of the sale can be reliably measured. Revenue is recognised at the fair value of the consideration receivable to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is recognised at the Time of Receipt for the minimum determinable or agreed amount of gold at that time, with any adjustment between the preliminary and final settlement when the latter is determined.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Leased Assets

Where substantially all of the risks and rewards incidental to ownership of a leased asset have been transferred to the Company (a "finance lease"), the asset is treated as if it had been purchased outright. The amount initially recognized as an asset is the lower of the fair value of the leased property and the present value of the minimum lease payments payable over the term of the lease. The corresponding lease commitment is shown as a liability. Lease payments are apportioned between capital and interest. The interest element is charged to the Statement of Operations and Comprehensive Income over the period of the lease and is calculated using the effective interest method. The capital element reduces the balance owed to the lessor.

Where substantially all of the risks and rewards incidental to ownership are not transferred to the Company (an "operating lease"), the total rentals payable under the lease are charged to the Statement of Operations and Comprehensive Income on a straight-line basis over the lease term.

(c)	Income Taxes

Tax expense for the period comprises current and deferred taxes. Tax is recognised in the Statement of Operations and Comprehensive Income, except to the extent it relates to items recognized in other comprehensive income or directly in equity. In that case, the related tax impact is also recognized in other comprehensive income, or directly in equity, respectively.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognised in the financial statements using the liability method of accounting. Under this method of tax allocation, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the deferred income tax assets or liabilities are expected to be settled or realized.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and where there is the intent to settle the balance on a net basis.

(d)	Earnings Per Share

Basic earnings or loss per share is computed by dividing the net income or loss attributable to common shareholders by the weighted average number of common shares outstanding for the relevant period. The Company follows the treasury stock method in the calculation of diluted earnings per share, except when assessing the dilution impact of the convertible debt, where the if-converted method is used. The treasury method assumes that outstanding stock options and warrants with an average exercise price below the market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period. The if-converted method assumes that all convertible debt has been converted in determining fully diluted earnings or loss per share if they are in-the-money, except where such conversion would be anti-dilutive.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Property, Plant and Equipment

Property, plant and equipment, other than land, is carried at cost less accumulated depreciation and accumulated impairment losses. Land and capital work in progress are carried at cost less accumulated impairment losses. The cost of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the estimated close down and restoration costs associated with the asset. Interest is capitalized to qualifying assets to the extent that the Company has outstanding borrowings.

Depreciation is recorded over the shorter of the useful life of the asset or the remaining life of the mine based on proven and probable reserves. The Company currently estimates the life of mine to be 13 years. Depreciation for the major categories of property, plant and equipment is as follows:

Not depreciated
     Land
     Capital work in progress

Straight-line basis
Assets within operations for which usage is not expected to fluctuate significantly from one year to another are depreciated on a straight line basis as follows:

Buildings	Life of Mine
Computer equipment	3 years
Vehicles	3 to 5 years
Mine and mill equipment	2 to Life of Mine

Where significant parts of an asset have different useful lives, depreciation is calculated on each separate part. Remaining useful lives are reviewed and adjusted, if appropriate, annually. Changes to the estimated useful lives are accounted for prospectively.

Expenditures on major maintenance or repairs include the cost of the replacement of significant parts of assets and overhaul costs. Where an asset or part of an asset is replaced and it is probable that future economic benefits associated with the item will be available to the Company for more than the reporting period and the cost of the replacement exceeds approximately 25% of the original cost of the asset, the expenditure is capitalised and the carrying amount of the item replaced is derecognised. Similarly, overhaul costs associated with major maintenance are capitalised and depreciated over their useful lives where it is probable that future economic benefits will be available to the Company for more than the reporting period and any remaining carrying amounts of the cost of previous overhauls are derecognised. All other repairs and maintenance costs are expensed as incurred.

Where an item of property, plant and equipment is disposed of, it is derecognised and the difference between its carrying value and the net sale proceeds are included in profit or loss.

Any items of property, plant or equipment that cease to have future economic benefits are derecognised with any gain or loss included in profit or loss in the financial year in which the item is derecognised.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Mineral Properties

The Company expenses exploration and evaluation expenditures and near term ore development costs as incurred. Near term development costs occur in areas where the Company expects production to occur within the subsequent 12 months. Property acquisition costs, longer term development, and costs incurred to expand ore reserves are capitalised if the criteria for recognition as an asset are met, and are depreciated on a units of production basis over proven and probable reserves.

Assets for which the economic benefits are consumed in a pattern which is linked to production are depreciated on a units of production basis based on the proven and probable reserves, which results in a depreciation charge proportional to the depletion of the reserves.

Where significant parts of an asset have different useful lives, depreciation is calculated on each separate part. Remaining useful lives are reviewed and adjusted, if appropriate, annually. Changes to the estimated useful lives are accounted for prospectively.

(g)	Impairment of Non-Financial Assets

The carrying amounts of non-financial assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts may be impaired. Such reviews are undertaken on an asset-by-asset basis, except where assets do not generate cash inflows independent of other assets, in which case the review is undertaken at the cash generating unit level. A cash generating unit is defined as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Generally, for the Company, this represents the mine. If there are indicators of impairment, a review is undertaken to determine whether the carrying amount of the asset or cash-generating unit in excess of its recoverable amount.

An asset’s recoverable amount is determined as the higher of its fair value less costs of disposal ('FVLCD') and its value in use. The best evidence of fair value is the value obtained from an active market or from a binding sale agreement. Where neither exists, fair value is based on the best information available to reflect the amount the Company could receive for the cash generating unit in an arm’s length transaction. Fair value less costs of disposal is estimated at the discounted future after-tax cash flows expected to be derived from the asset or cash-generating unit, less an amount for costs of disposal. When discounting estimated future cash flows, an after-tax discount rate that would approximate what market participants would assign is used.

In assessing the value in use, the relevant future cash flows expected to arise from the continuing use of the assets and from their disposal are discounted to their present value using a market-determined pre-tax discount rate which reflects current market assessments of the time value of money and asset-specific risks for which the cash flow estimates have not been adjusted.

If the carrying amount of an asset or a cash generating unit exceeds its recoverable amount, an impairment loss is recorded in profit or loss to reflect the assets at the lower amount.

An impairment loss is reversed if there is a change in the estimates used to determine the recoverable amount since the prior impairment loss was recognised. The carrying amount is increased to the recoverable amount but not beyond the carrying amount net of depreciation or amortization which would have arisen if the prior impairment loss had not been recognised.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Financial Assets

Financial assets consist of cash and cash equivalents, accounts receivable, security deposits, derivative assets, other long-term assets and restricted cash.

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets, other than financial assets at fair value through profit or loss, are added to the fair value of the financial assets on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Cash and cash equivalents include cash and short-term investments with an initial maturity of 90 days or less at the date of acquisition and are subsequently measured at fair value through profit and loss.

Restricted cash is subsequently measured at fair value through profit and loss.

Accounts receivable are subsequently measured at amortized cost and are carried at the amount of cash expected to be received.

Other long-term assets are subsequently measured at amortized cost. The effective interest rate is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial instrument to the carrying amount. When calculating the effective interest rate, the Company estimates future cash flows considering all contractual terms of the financial instrument.

Income related to financial instruments subsequently measured at amortized cost is recognized in profit or loss and is included in finance income.

Financial assets measured at fair value through profit and loss are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized in profit or loss. The net gain or loss recognized in profit or loss and the interest income related to financial instruments measured at fair value through profit and loss are included in finance income or finance expense in profit or loss.

Financial assets are derecognized when the right to receive cash flows from the asset have expired or the Company has transferred its right to receive cash flows from an asset.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Impairment of Financial Assets

Financial assets that are measured at amortized cost are assessed for impairment at the end of each reporting period. A financial asset or group of financial assets is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that has occurred after the initial recognition of the asset and the event has a negative impact on the estimated cash flows of the financial asset and the loss can be reliably estimated.

The amount of the impairment loss recognised is the difference between the carrying amount of the financial asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets, with the exception of accounts receivable, where the carrying amount is reduced through the use of an allowance account. When an account receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognised in profit or loss.

If, in a subsequent period, the amount of the impairment loss of a financial asset, other than accounts receivable, decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the financial instrument at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

(j)	Inventories

Doré bars, gold in process and stockpile are recorded at the lower of average production cost and net realizable value. Production costs include all direct costs plus an allocation of fixed costs associated with the mine site. Mine operating supplies are valued at the lower of average cost and net realizable value as measured by replacement cost.

(k)	Provisions - Reclamation and Remediation

Costs for reclamation and remediation are a normal consequence of mining, and the majority of these costs are incurred at the end of the life of the mine. Provision is made for estimated close down, restoration and environmental rehabilitation costs (which include the dismantling and demolition of infrastructure, removal of residual materials and remediation of the affected areas) in the financial period when the related environmental obligation occurs, based on the estimated future costs using information available at the balance sheet date. The costs are estimated on the basis of a closure plan which represents management's best estimate of the costs. The provision is discounted using a current market-based pre-tax discount rate and the unwinding of the discount is included in finance expense. At the time of establishing the provision, a corresponding asset is capitalised within mineral properties, where it gives rise to a future benefit, and depreciated over future production from the operations to which it relates.

The provision is reviewed on an annual basis to reflect known developments, such as revisions to cost estimates and to the estimated lives of operations, and for changes to legislation or discount rates. The cost of the related asset is adjusted for changes in the provision, which are not the result of the current production of inventory, resulting from changes in the estimated cash flows or discount rate and the adjusted cost of the asset is depreciated prospectively.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Share-Based Compensation

The Company has a share-based compensation plan described in Note 14. Under the plan, the Company can grant options to directors, senior officers and employees of, or consultants to, the Company or employees of a corporation providing management services to the Company.

For transactions with directors, senior officers, employees and others providing similar services (collectively referred to hereinafter as Eligible Participants), the fair value of the equity-settled awards is measured at the initial grant date and is recognised as an asset for the portion that qualifies for recognition as an asset and the balance as an expense with a corresponding amount credited to equity, on a straight-line basis over the vesting period after adjusting for the estimated number of awards that are expected to vest.

For transactions with non-employees, the fair value of the equity-settled awards is measured at the fair value of the goods or services received, at the date the goods or services are received by the Company. In cases where the fair value of goods or services received cannot be reliably estimated, the Company estimates the fair value of the awards at the date of grant.

(m)	Financial Liabilities

Financial liabilities are initially recognized at fair value net of directly attributable transaction costs. The Company’s financial liabilities include accounts payable and accrued liabilities, operating loan, convertible debentures and finance leases.

After initial recognition, finance leases, the operating loan, and convertible debentures are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by taking into account any fees or costs related to the liability.

Interest expense is included in profit or loss within finance expense.

Non-interest bearing financial liabilities such as accounts payable and accrued liabilities are carried at amortized cost.

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expired. Any gains or losses are recognized in profit or loss when liabilities are derecognized.

(n)	Forward Gold Contracts and Foreign Exchange Derivatives

The Company may enter into short-term derivative instruments to mitigate economic exposures to commodity price and currency exchange fluctuations. Unless the derivative instruments qualify for hedge accounting, and management undertakes appropriate steps to designate them as such, they are designated as fair value through profit or loss and recorded at their fair value with realized gains or losses arising from changes in the fair value recorded in the statement of loss in the period they occur. Fair values for derivative instruments are classified as fair value through profit or loss, and the valuation assumptions are based on prevailing market conditions on the reporting date.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)	Foreign Currency Transactions

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue and expense denominated in a foreign currency is translated into Canadian dollars by the use of the exchange rate in effect at that date. At each period end date, unsettled monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the related translation differences are recognized in profit or loss.

Non-monetary assets and liabilities that are measured at historical cost are translated into Canadian dollars by using the exchange rate in effect at the date of the initial transaction and are not subsequently remeasured.

(p)	Flow-Through Shares

Pursuant to the Income Tax Act (Canada) and the terms of the flow-through share agreements, these shares transfer the tax deductibility of qualifying resource expenditures to investors. On issuance, the Company bifurcates the proceeds from flow-through shares into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon qualifying exploration expenditures being incurred, the Company derecognizes the liability and recognizes the premium as other income. The related deferred tax is recognized as a tax provision as the exploration expenditures are incurred.

Proceeds received from the issuance of flow-through shares are restricted to be used only for Canadian resource property exploration expenditures within a two-year period. The portion of the proceeds received and not yet expended at the end of the Company's period is disclosed in Note 11. The Company may also be subject to a Part XII.6 tax on flow-through proceeds renounced under the look-back method, in accordance with the Government of Canada flow-through regulations. When applicable, this tax is recorded as a finance expense.

(q)	Significant Accounting Estimates

Estimated recoverable reserves and resources

Estimated proven and probable reserves are used in the calculation of the depreciation of the mineral properties, in performing impairment testing and for forecasting the timing of the payment of rehabilitation costs. Estimates are prepared by appropriately qualified persons, but are impacted by forecast commodity prices, exchange rates, changes in capital, operating, mining, processing and reclamation costs, discount rates and recoveries, amongst other factors. Changes in assumptions could impact the carrying value of the mineral properties and the depreciation, amortization and impairment charges recorded in profit or loss.

Provision – reclamation and remediation

The Company’s mining activities are subject to various laws and regulations governing the protection of the environment. The Company recognises management’s best estimate for the provision for reclamation and remediation in the period in which the obligation arises. Actual costs incurred in future periods could differ materially from the estimates. The ultimate cost of environmental remediation can vary in response to many factors including future changes to environmental laws and regulations, the emergence of new restoration techniques, changes in the life of mine estimates and in discount rates, which could affect the carrying amount of this provision.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Contingencies

Contingencies can be either possible assets or possible liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly within the control of the Company occur or fail to occur. The assessment of such contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Amortization and depletion

Amortization and depletion of property, plant and equipment and mineral property assets are dependent upon estimates of useful lives and reserve estimates, both of which are determined with the exercise of judgment. The assessment of any impairment of property, plant and equipment or mineral properties is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions and the useful lives of assets.

Income taxes

Estimates and judgments are required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. From time to time, there may be disagreement with the taxation authorities over the interpretation of the income tax rules. The final outcome of these disputes could render materially different from the Company's estimated tax liabilities. In addition, the Company recognizes deferred tax assets relating to tax losses carried forward to the extent there are sufficient taxable temporary differences (deferred tax liabilities) relating to the same taxation authority and the same taxable entity against which the unused tax losses can be utilized. However, utilization of the tax losses also depends on the ability of the taxable entity to satisfy certain tests at the time the losses are recouped.

(r)	Significant Judgments

Allocation of Overhead Costs

Mining support and general overhead expenses such as maintenance and engineering which cannot be specifically attributed to specific capital or operating workplaces but which are associated with supporting production or capital development activities are allocated to operating costs or mineral properties in proportion to i) hours worked by underground employees in each period and ii) the proportion of tons mined by workplace in each period. These allocations require judgment to be applied by the Company.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

4.	RESTRICTED CASH

The Company has the following letters of credit, secured by cash:

	DECEMBER 31,	APRIL 30,
	2015	2015
Ministry of Northern Development and Mines	$-	$7,052
Independent Electricity System Operator of Ontario	-	852
	$-	$7,904

Under a revised banking facility letter dated November 10, 2015, the restrictions over cash in relation to the asset retirement obligation and to the IESO were released. The credit facility includes Letters of Guarantee in the amount of up to $10,500 for a maximum term of one year available to secure obligations to the Ministry of Mines, Government of Ontario. The outstanding Letters of Guarantee total $7,904 as at December 31, 2015 (April 30, 2015 - $7,904).

5.	ACCOUNTS RECEIVABLE

	DECEMBER 31,	APRIL 30,
	2015	2015
Trade receivables	$7,112	$887
Statutory receivables	768	1,534
Other receivables	204	3,576

	$8,084	$5,997

6.	INVENTORIES

	DECEMBER 31,	APRIL 30,
	2015	2015

Gold in process	$5,828	$8,075
Mine operating supplies	7,233	6,947
Doré bars	200	53
Surface stockpile	538	537
	$13,799	$15,612

7.	OTHER LONG-TERM ASSETS

	DECEMBER 31,	APRIL 30,
	2015	2015
Security deposits	$45	$8
Employee relocation loans receivable	694	1,347
Long-term receivables	3,389	-
	$4,128	$1,355

The Company was subject to a sales tax audit conducted during 2014 and a reassessment on February 20, 2015. The sales tax reassessment by Canada Revenue Agency determined the US$50,000 royalty payment received by the Company in October 2013 was subject to HST, and, as a result, the Company was required to pay approximately $7,200 in sales taxes, penalties and interest on February 26, 2015. The Company is seeking to recover $6,778 of the amount paid to the CRA from the royalty holder. At the date hereof, the Company has received $3,389 of such amount and the remaining $3,389 is outstanding as at December 31, 2015. This balance of $3,389 was held in accounts receivable (Note 5) as at April 30, 2015. A payment of $450 in penalties and interest was also included in profit or loss for the year ended April 30, 2015, and will only be recovered if the Company's Notice of Objection, which was filed on March 10, 2015 with the CRA in respect of the sales tax assessment on the royalty, is successful.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

8.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	DECEMBER 31,	APRIL 30,
	2015	2015
Trade payables	$11,407	$10,039
Interest payable	-	2,750
Payroll and government remittances	15,527	16,224
	$26,934	$29,013

9.	LOANS AND BORROWINGS

	DECEMBER 31,	APRIL 30,
	2015	2015

Current liabilities
Operating loan	-	2,000
Current portion of finance lease liabilities	5,888	4,648
	5,888	6,648

Non-current liabilities
Convertible debentures	109,075	107,407
Finance lease liabilities	8,277	8,531

	$117,352	$115,938

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

9.	LOANS AND BORROWINGS (continued)

The Company has a credit facility of $35,680. This credit facility agreement currently includes a combination of an operating loan facility ($20,000), and an equipment lease facility ($15,680). Amounts outstanding under the credit facility are secured by various assets of the Company, including cash, accounts receivable, inventory and assets held under the lease facility. The credit facility also contains certain financial covenants, which the Company was in compliance with at December 31, 2015.

At December 31, 2015, $9,300 was outstanding under the equipment lease facility (April 30, 2015 - $12,100). Amounts drawn under the equipment lease facility are subject to separate lease agreements with a maximum term of 60 months and interest rates which are variable depending on when the finance leases are entered into.

There were no amounts outstanding under the operating loan facility as at December 31, 2015 (April 30, 2015 -$2,000). Interest on the revolving operating loan is payable at rates between prime plus 1.5% and prime plus 2.5% .

Amounts are available to be drawn under the operating loan as:

a)	a revolving operating loan of up to $20,000, which can be drawn for periods of one, two or three months; and,

b)	letters of guarantee to secure obligations to the Ministry of Northern Development and Mines in the amount of up to $10,500 for a maximum term of one year.

Letters of guarantee totaling $7,904 were issued as at December 31, 2015 (April 30, 2015 - $7,904) (Note 4). The letters of guarantee are subject to a fee of 3.0% per annum. The letters of guarantee are required to be secured by an equal amount of restricted cash when certain financial conditions are not met. At December 31, 2015, the financial conditions were met and no restrictions were placed on the Company's cash balances related to the outstanding letters of guarantee.

Terms and conditions of outstanding loans were as follows:

				December 31		April 30
		Calendar	December 31	2015	April 30	2015
	Nominal	year of	2015	Carrying	2015	Carrying
	interest rate	maturity	Face value	amount	Face value	amount
Finance lease liabilities	0.00-8.47%	2016-2020	$14,984	$14,165	$13,989	$13,179
Operating loan	3.70%	2016	-	-	2,000	2,000
Convertible notes	6.00 - 7.50%	2017	119,528	109,075	126,500	107,405

			$134,512	$123,240	$142,489	$122,584

The finance lease liabilities are related to and secured by various pieces of equipment with a carrying amount of $19,586 (April 30, 2015 - $19,211). The weighted average interest rate on the outstanding equipment finance lease liabilities outstanding at December 31, 2015 is 4.30% (April 30, 2015 - 4.26%) .The fair value of the finance liabilities as at December 31, 2015 was $13,511 (April 30, 2015 - $13,003), which has been determined using the contractual cash flows and a market rate of interest of 4.68% .

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

9.	LOANS AND BORROWINGS (continued)

The amounts utilized under the facility are payable as follows:

	DECEMBER 31, 2015			APRIL 30, 2015
			Present
	Future		value of	Future		Present value
	minimum		minimum	minimum		of minimum
	lease		lease	lease		lease
	payments	Interest	payments	payments	Interest	payments
Less than one year	$6,349	$461	$5,888	$5,105	$457	$4,648
Between two and four years	8,635	358	8,277	8,884	353	8,531

	$14,984	$ 819	$14,165	$13,989	$810	$13,179

Convertible debentures:

On July 19, 2012, the Company issued $57,500 ($54,800 net of transaction costs) of unsecured subordinated convertible debentures. The debentures bear interest at 6% per annum, payable semi-annually. The Company may elect to satisfy its obligation to pay interest on the debentures by issuing a sufficient number of common shares at the prevailing market price to satisfy the interest obligation. The debentures are convertible, at the option of the holders, into 3,833,333 common shares ($15.00 per share) until the earlier of the last business day immediately preceding their maturity on June 30, 2017 and the last business day immediately preceding the date specified by the Company for redemption of such debentures. The Company may redeem the debentures from June 30, 2014 until their maturity on June 30, 2017, subject to certain conditions, by providing 30 to 60 day notice when the weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days prior to such notice is not less than 130% of the conversion price. The conversion rate may be adjusted under certain conditions which include a subdivision or consolidation of shares or a change in control of the Company.

On November 7, 2012, the Company issued $69,000 ($65,800 net of expenses) of unsecured subordinated convertible debentures. The debentures bear interest at 7.5% per annum, payable semi-annually. The Company may elect to satisfy its obligation to pay interest on the debentures by delivering sufficient common shares to satisfy the interest obligation. The debentures are convertible, at the option of the holders, into 5,036,496 common shares ($13.70 per share) until the earlier of the last business day immediately preceding their maturity on December 31, 2017 and the last business day immediately preceding the date specified by the Company for redemption of such debentures. The Company may redeem the debentures from December 31, 2015 until their maturity on December 31, 2017, subject to certain conditions, by providing 30 to 60 day notice when the weighted average trading price of the common shares on the TSX during the 20 consecutive trading days ending five trading days prior to such notice is not less than 130% of the conversion price. The conversion rate may be adjusted under certain conditions which include a subdivision or consolidation of shares or a change in control of the Company.

The convertible debentures are compound financial instruments, consisting of the debt instrument and the equity conversion feature. The debt instrument was valued at amortized cost using a rate applicable to a non-compound debt instrument. For the purpose of the amortized cost calculation, the effective interest rate of the July 19, 2012 convertible debt and November 7, 2012 convertible debt is 11.10% and 13.38%, respectively. The excess of the proceeds over the value assigned to the debt instrument was allocated as the fair value of the equity component of the convertible debentures. Transaction costs were netted against the debt instrument and equity component based on the pro-rata allocation of each instrument at initial recognition.

On April 3, 2015, the Company launched a Normal Course Issuer Bid ("NCIB") on the TSX to purchase up to $5,750 6% convertible unsecured subordinate debentures, and up to $6,900 7.5% convertible unsecured subordinate debentures. Purchases of the 6% Debentures and 7.5% Debentures pursuant to the NCIB may be made through the facilities of the TSX during the period from April 3, 2015 to April 2, 2016, or such earlier time as the Bid is completed or terminated at the option of the Company. The Company will pay the market price at the time of acquisition for any securities purchased through the facilities of the TSX. All securities purchased by the Company under the NCIB will be cancelled.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

9.	LOANS AND BORROWINGS (continued)

Between July 23, 2015 and December 23, 2015, the Company repurchased 72 units of 6.0% convertible unsecured debentures at an average price of $962.19 per unit, and 1,900 units of 7.5% convertible unsecured debentures at an average price of $965.00 per unit. The Company paid $1,941, including $37 of accrued interest, to repurchase debentures with a carrying amount of $1,742. The resulting loss on repurchase of $162 has been recognized within finance expense.

On April 9, 2015, the Company repurchased 5,000 units of the 7.5% convertible unsecured debentures at a price of $965.00 per unit. The Company paid $4,938, including $107 of accrued interest, to repurchase debentures with a carrying amount of $4,324. The resulting loss on repurchase of $508 has been recognized within finance expense during the year ended April 30, 2015.

The fair value of the convertible debentures as at December 31, 2015 was $115,942 (April 30, 2015 - $117,433), which has been determined using a market approach with reference to observable market prices for identical assets traded in an active market.

	DECEMBER 31,	APRIL 30,
	2015	2015
Carrying amount, beginning of period	$107,407	$106,928
Repurchase of convertible debentures	(1,742)	(4,307)
Accreted interest	3,410	4,786

Carrying amount, end of period	$109,075	$107,407

Convertible debentures, including interest, are payable as follows:

	Carrying	Fair	Contractual
	amount	Value	cash flows	One year	2 - 3 years
Convertible debentures payable	$109,075	$115,942	$(134,012)	$(8,104)	$(125,908)

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

10.	PROPERTY, PLANT AND EQUIPMENT AND MINERAL PROPERTIES

		Vehicles and	Mine and	Capital
	Land and	Computer	Mill	Works in	Mineral
COST	Buildings	Equipment	Equipment	Progress	Properties	Total
Balance at May 1, 2014	$26,865	$1,354	$127,050	$5,990	$260,918	$422,177
Additions	-	-	-	5,874	42,692	48,566
Disposals	-	(55)	(4,149)	-	-	(4,204)
Transfers	681	38	8,173	(10,064)	1,172	-
Purchase of HM claim royalty	-	-	-	-	250	250
Balance at April 30, 2015	$27,546	$1,337	$131,074	$1,800	$305,032	$466,789
Additions	-	193	-	7,133	26,471	33,797
Disposals	-	(136)	(1,023)	-	-	(1,159)
Transfers	503	74	4,852	(5,429)	-	-
Purchase of HM claim royalty	-	-	-	-	250	250
Balance at December 31, 2015	$28,049	$1,468	$134,903	$3,504	$331,753	$499,677

ACCUMULATED DEPRECIATION
Balance at May 1, 2014	$5,064	$1,098	$32,754	$-	$46,447	$85,363
Additions	1,623	128	11,746	-	19,571	33,068
Disposals	-	(54)	(2,730)	-	-	(2,784)
Balance at April 30, 2015	$6,687	$1,172	$41,770	$-	$66,018	$115,647
Additions	1,112	80	7,975	-	14,334	23,501
Disposals	-	(135)	(715)	-	-	(850)
Balance at December 31, 2015	$7,799	$1,117	$49,030	$-	$80,352	$138,298

CARRYING AMOUNTS
Balance at April 30, 2015	$20,859	$165	$89,304	$1,800	$239,014	$351,142
Balance at December 31, 2015	$20,250	$351	$85,873	$3,504	$251,401	$361,379

Depreciation expense for the period amounted to $9,167 (April 30, 2015 - $13,403). Depletion expense for the period amounted to $14,334 (April 30, 2015 - $19,571)

On April 8, 2015, the Company exercised its right to buy-out a 0.5% net smelter return royalty ("NSR") for $250 on the HM claim. The Company exercised its right to buy-out the remaining 0.5% of the 1% NSR royalty on the HM claim on May 9, 2015. This NSR was part of the Queenston Mining Joint Venture.

There was $4,295 in new equipment in property, plant and equipment, partially financed by capital leases. The principal value of these leases was $4,187 for the period ended December 31, 2015 ($1,238 as at April 30, 2015), with the balance being financed by cash. These leases have been excluded from the statement of cash flows.

11.	FLOW-THROUGH SHARE PREMIUM

On July 3, 2014, the Company closed a flow-through financing for gross proceeds of $7,500, consisting of the issue and sale of 1,923,205 common shares at a price of $3.90 per share. The flow-through share premium was approximately 4.9% .

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

As at December 31, 2015, the Company had fulfilled its commitment to incur exploration expenditures in relation to this flow-through share financing. The following is a continuity schedule of the liability portion of the flow-through share issuance:

	DECEMBER 31,	APRIL 30,
	2015	2015
Premium on flow-through shares issued	$193	$365
Reduction of flow-through share liability on incurring expenses	(193)	(172)
Balance, end of the period	$-	$193

12.	PROVISIONS - RECLAMATION AND REMEDIATION

In 2012 and amended in 2014, the Company filed a reclamation and site restoration plan in connection with the Company's properties with the Ontario Ministry of Northern Development and Mines (MNDM).

Progressive rehabilitation plans for the Macassa, Kirkland Minerals, Teck-Hughes, Lakeshore and the former Joint Venture properties were submitted.The Wright Hargreaves Property is not included in the closure plan nor are there any requirements to submit financial assurance for this property. Financial assurance has been provided to the MNDM by way of a letter of guarantee in the amount of $7,052 (Note 4).

The provision for reclamation and remediation is based on the following key assumptions.

•	The total inflated and undiscounted cash flow as at December 31, 2015 is $10,259.

•	Settlement is expected to begin in 2030.

•	The risk free rates at which the estimated payments have been discounted are 2.14 - 2.40%.

•	An inflation rate of 2%.

A reconciliation for the provision for reclamation and remediation is as follows:

	DECEMBER 31,	APRIL 30,
	2015	2015
Balance, beginning of period	$7,097	$5,749
Accretion expense for the period	85	165
Revisions	(604)	1,183
Balance, end of the period	$6,578	$7,097

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

13.	CAPITAL STOCK

The following is a summary of changes in common share capital.

	Number of Shares	Amount
Balance - May 1, 2014	70,150,912	$255,172
Exercise of options (Note 14)	297,500	915
Black Scholes value of stock options exercised	-	364
Flow-through share issuance (Note 11)	1,923,205	7,500
Flow-through financing premium	-	(365)
Equity financing	7,935,000	34,517
Cost of issuing shares, net of tax	-	(1,799)

Balance - April 30, 2015	80,306,617	$296,304
Exercise of options (Note 14)	647,500	1,953
Black Scholes value of stock options exercised	-	487

Balance, December 31, 2015	80,954,117	$298,744

On February 18, 2015, the Company issued 7,935,000 common shares at a price of $4.35, for a total gross proceeds of $34,517.

Diluted weighted average number of shares outstanding

	DECEMBER 31,	APRIL 30,
	2015	2015
Basic weighted average shares outstanding:	80,570,879	73,334,778
Dilutive stock options	610,575	810,341
Diluted weighted average shares outstanding	81,181,454	74,145,119

Dilutive stock options were determined using the Company’s average share price for the period. The impact of the convertible debt was anti-dilutive, and thus 8,502,912 anti-dilutive shares were excluded from the calculation. 1,745,800 anti-dilutive options were also excluded from the calculation. The average share price for the period was $5.42 ($4.32 for the year ended April 30, 2015).

14.	OPTIONS

The Company approved and adopted a new incentive plan on October 23, 2015, which provides the Company with a flexible, long-term incentive compensation structure designed to take advantage of innovative compensation practices within the employment marketplace. It is an omnibus plan which allows the Company to grant various forms of equity-based grants.

The new incentive plan provides that a fixed number of up to 5,666,788 of Common Shares (equal to 7% of the Company’s currently issued and outstanding Common Shares), including previously granted options under the old incentive plan, may be issued.

The changes in stock options issued during the period ended December 31, 2015 are as follows:

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

14.	OPTIONS (continued)

	DECEMBER 31, 2015		APRIL 30, 2015
		Weighted	Number of	Weighted
	Number of	average	shares	average
	shares	exercise price		exercise price
Options outstanding - beginning of period	4,107,800	$5.82	1,330,000	$12.89
Granted	648,000	4.91	3,395,000	3.42
Cancelled/forfeited	(113,500)	8.11	(307,200)	11.93
Expired	(74,000)	17.32	(12,500)	8.20
Exercised	(647,500)	3.02	(297,500)	3.07
Options outstanding - end of period	3,920,800	5.86	4,107,800	5.85

Options exercisable - end of period	2,179,300	$7.24	2,186,800	$7.70

The following table summarizes, at December 31, 2015, information about stock options outstanding and exercisable:

			Outstanding	Exercisable
			options	options
			weighted	weighted
			average	average
	Options	Options	remaining life	remaining life
Exercise price	outstanding	exercisable	(years)	(years)
$ 2.99	1,762,500	882,500	3.35	3.35
3.74	30,000	7,500	4.04	4.04
4.76	400,000	100,000	4.89	4.89
4.96	650,000	350,000	3.81	3.81
4.97	30,000	7,500	3.76	3.76
5.85	150,000	150,000	4.25	4.25
5.92	48,000	12,000	4.33	4.33
6.83	366,000	185,500	7.11	7.11
17.30	257,000	257,000	0.62	0.62
17.40	2,300	2,300	0.80	0.80
17.83	50,000	50,000	1.09	1.09
18.69	175,000	175,000	0.64	0.64
	3,920,800	2,179,300

The fair value of each stock option at the date of grant was estimated using the Black-Scholes option-pricing model.

	DECEMBER 31, 2015	APRIL 30, 2015
Expected life of stock options	3.25 years	3.45 years
Risk-free interest rate	0.56%	1.23%
Expected stock price volatility	67.30%	62.50%
Expected dividend yield	0%	0%
Weighted-average fair value of options granted	$2.26	$1.53

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

14.	OPTIONS (continued)

The weighted average share price on the issuance dates of the exercise of options was $4.91.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. Expected stock price volatility was calculated based on historic share prices.

The value ascribed to unexercised stock options recorded as a component of shareholders' equity is as follows:

	DECEMBER 31,	APRIL 30,
	2015	2015
Balance - Beginning of period	$10,161	$8,046
Stock based compensation	1,316	4,158
Exercise of stock options	(487)	(364)
Forfeiture/cancellation of options	(288)	(1,633)
Expiry of options	(430)	(46)
Balance - End of period	$10,272	$10,161

15.	CONTRIBUTED SURPLUS

	DECEMBER 31,	APRIL 30,
	2015	2015
Balance - Beginning of period	$30,909	$29,230

Forfeiture/cancellation of options	288	1,633
Expiry of options	430	46
Balance - End of period	$31,627	$30,909

16.	PRODUCTION EXPENSES

	DECEMBER 31,	APRIL 30,
	2015	2015
Operating costs	$83,410	$128,234
Stock based compensation for operational personnel	336	1,429
Amortization and depletion	23,809	34,286
Royalties	3,820	5,839

	$111,375	$169,788

Salaries and benefits included within the operating costs for the period ended December 31, 2015 were $69,137 (April 30, 2015 - $109,616).

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

17.	GENERAL AND ADMINISTRATIVE

	DECEMBER 31,	APRIL 30,
	2015	2015
Stock based compensation for administrative personnel	$980	$2,729
General corporate and administrative costs	5,149	4,108

	$6,129	$6,837

Salaries and benefits included within the general and administrative costs for the period ended December 31, 2015 were $2,352 (April 30, 2015 - $1,596).

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, security deposits, derivative assets, other long-term assets, accounts payable and accrued liabilities, operating loan, finance leases and convertible debentures. At December 31, 2015, the carrying values of these instruments (except for the convertible debentures and finance lease liabilities) approximate their fair values due to their short-term nature of these instruments.

Fair Value Measurements of Financial Assets and Liabilities Recognized in the Balance Sheet

Financial assets and liabilities are characterised using a fair value hierarchy as follows:
Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.: as prices) or indirectly (i.e.: derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy into which the Company’s financial assets and liabilities measured and recognized in the balance sheet at fair value are categorized are as follows:

Cash and cash equivalents	Level 1
Security deposits	Level 2
Restricted cash	Level 1
Derivative financial instruments	Level 2

Financial Assets and Liabilities Recognized in the Balance Sheet Carried at Amortized Cost

Operating loan (Note 9)

Accounts receivable (Note 5)

Other long-term assets (Note 7)

Finance lease liabilities (Note 9)

Convertible debentures (Note 9)

Accounts payable and accrued liabilities (Note 8)

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS (continued)

Interest Rate and Credit Risk

The Company currently invests excess cash in fixed rate Government of Canada Treasury Bills with maturity dates of approximately 90 days. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions of reputable credit and therefore bear minimal risk. Deposits held with banks may exceed the amount of insurance provided on such deposits.

An allowance for doubtful accounts receivable is established based upon factors surrounding the credit risk of specific accounts, historical trends and other information when necessary. As at December 31, 2015 and April 30, 2015, there were no receivables past due.

The finance leases and convertible debentures bear interest at fixed rates. The Company does not account for any fixed rate liabilities at fair value; therefore, a change in the interest rates at the reporting date would not affect profit or loss.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2015, the Company had enough short term assets to cover all short term liabilities.

The Company's contractual maturities on outstanding loans are disclosed in Note 9.

Derivative Financial Instruments

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company's policy.

The Company enters into short-term forward gold sales contracts, which are disclosed in Note 21.The Company also enters into short-term foreign exchange contracts to sell US dollars. At December 31, 2015, the Company held no forward contracts to sell US dollars. At April 30, 2015, the Company held forward contracts to sell US dollars at an average exchange rate of 1.26 to the Canadian dollar in order to protect against the risk of an increase in the value of the Canadian dollar versus the US dollar. The fair value of these foreign exchange contracts was an asset of $1,478 as at April 30, 2015 and was recorded within prepaid expenses and other current assets. During the period ended December 31, 2015, the Company realized a loss of $2,400 on contracts settled during the period. These gains and losses are presented within finance expense and finance income, respectively.

Currency Risk

The Company’s principal exchange rate risk relates to fluctuations between the Canadian dollar and the US dollar. Sales of gold doré bars are denominated in both Canadian and US dollars. At December 31, 2015, the Company held no forward contracts to sell US dollars in order to protect against the risk of an increase in the value of the Canadian dollar versus the US dollar.

The majority of the Company’s expenses are incurred in Canadian Dollars; therefore, the Company is substantially protected against movements in foreign exchange other than through its temporary US cash balance. At December 31, 2015 the Company held cash of US $4,746 (April 30, 2015 - US$5,001), which is exposed to foreign exchange fluctuations based on movements in the foreign exchange rate. A 10% depreciation or appreciation of the Canadian dollar against the US dollar would result in an increase or decrease of approximately $657 (April 30, 2015 - $603).

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

18.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS (continued)

Sensitivity Analysis

Except for the convertible debentures and finance lease liabilities, the carrying amount of financial instruments approximates their fair market value. The impact on cash and cash equivalents and short-term investments of a movement in interest rates by a plus or minus 1% change would not be material to on the value of those items.

19.	INCOME TAXES

The components of income tax expense (recovery) are as follows:

	DECEMBER	APRIL
	2015	2015
Current income tax:	$286	$253
Deferred income tax:	8,884	5,466
	$9,170	$5,719

A reconciliation of income tax expense (recovery) and the product of accounting income before income tax multiplied by the combined Canadian federal and provincial statutory income tax rate is as follows:

	DECEMBER 31,	APRIL 30,
	2015	2015
Income	$16,508	$25,505
Combined federal and provincial tax rate	25.00%	25.00%
Expected income tax expense (recovery)	4,127	6,376
Statutory permanent difference	1,440	1,821
Change in recognition of tax benefits	-	(1,649)
Current and deferred Ontario mining tax	4,037	(573)
Adjustments in respect of prior years	(434)	(256)
Income tax expense	9,170	5,719

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

19.	INCOME TAXES (continued)

Deferred Tax

The significant components of the Company's deferred income tax assets (liabilities) are as follows:

	DECEMBER 31,	APRIL 30,
	2015	2015
Provisions - reclamation and remediation	$1,645	$1,774
Property, plant and equipment and mineral properties	(10,222)	(4,969)
Share issuance and deferred finance costs (directly recognized in equity)	515	579
Deferred Ontario Mining Tax	(4,441)	(691)
Discount on convertible notes	(2,288)	(3,076)
Accrued expenses and other	(476)	-

Deferred income tax liabilities	$(15,267)	$(6,383)

Movement in Deferred Tax Liability

Balance, beginning of year	(6,383)	(1,517)
Recognized in profit and loss	(8,884)	(5,466)
Recognized in equity	-	600
Deferred income tax liabilities	$(15,267)	$(6,383)

Unrecognized Deferred Tax Assets

Deferred tax assets have not been recognized in respect of the following items:

	DECEMBER 31,	APRIL 30,
	2015	2015
Capital loss carryforwards	$1,065	$1,055
Investment tax credits	16,790	16,790

At December 31, 2015 and April 30, 2015, the Company did not recognize the benefit related to the deferred tax assets for the above items in the financial statements as management did not consider it probable that the Company will be able to realize these deferred tax assets in the future. The capital loss carryforwards and the deductible temporary differences do not expire under the current tax legislation. The investment tax credits expire between 2017 and 2030.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

19.	INCOME TAXES (continued)
Income Tax Attributes
	$		Expiry
Capital losses		1,065	Indefinite
Tax basis of mineral interest		155,107	Indefinite
Capital cost allowance		165,383	Indefinite
Investment tax credits		16,790	2017 - 2030

20.	RELATED PARTY TRANSACTIONS

Key management personnel compensation comprised:

	DECEMBER 31,	APRIL 30,
	2015	2015
Short term employee benefits	$1,947	$1,535
Termination benefits	579	-
Directors fees	218	243
	$2,744	$1,778

During the period ended December 31, 2015, the CEO of the Company entered into a promissory note agreement with the Company by which he was loaned $500 for home relocation. The secured, non-interest bearing loan agreement stipulates the repayment of the principal in regular $2 monthly salary deductions over 21 years, beginning on July 1, 2015.

The Company chartered an aircraft owned by a Company controlled by the Chairman of the Board during the period ended December 31, 2015, in which the total expense was $11.

Key management personnel are comprised of members of the board and officers of the Company.

21.	COMMITMENTS

As at December 31, 2015, capital commitments included:

i)     $1,296 in capital commitments related to underground capital equipment and ongoing surface investments.

ii)    A 2.5% NSR royalty is payable quarterly to Franco-Nevada Corporation on production from the Company’s properties. The Company has the option to buy back 1% of the NSR for US$36,000 less an amount equal to the aggregate Royalty payments made from the date of the agreement until the date of the buy back, multiplied by 40%. At December 31, 2015, $11,500 had been paid or accrued under this royalty agreement.

iii)    The Company has outstanding commodity contracts with counterparties totaling 5,966 ounces of gold at an average price of $1,485 per ounce. Two of the counterparties have a right to make a margin call if the price of outstanding gold contracts falls below the market price of the commodity. At December 31, 2015, $600 was on deposit for such calls, and has been included within other current assets.

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

21.	COMMITMENTS (continued)

iv)    In 2012 and amended in 2014, Kirkland Lake Gold filed a Closure Plan Amendment (CPA) with the Ministry of Northern Development and Mines (MNDM). The accepted CPA covers the Company's Macassa, Kirkland Minerals, Teck Hughes, Lakeshore and former joint-venture properties. As per O.Reg 240/00, the CPA contains the required progressive rehabilitation programs for the properties and the relevant financial assurance. The Company's Wright Hargreaves property does not form part of the Company's closure plan; however, Kirkland Lake Gold has committed to a progressive rehabilitation program for the site. The Company continues to fund all progressive rehabilitation and closure plan activities and maintains constructive communications with MNDM on program requirements.

22.	SEGMENTED INFORMATION

The Company has one operating segment consisting of a mining and milling operation located in Kirkland Lake, Ontario Canada. During the periods ended December 31, 2015 all of the Company's property, plant and equipment, revenues earned and operations were in Canada.

23.	CAPITAL MANAGEMENT

The Company's capital under management includes shareholders' equity of $312,594. The Company's objectives when managing capital are to:

(a)	safeguard the Company's ability to continue as a going concern,

(b)	provide an adequate return to shareholders,

(c)	raise sufficient proceeds from share issuances to meet any deficiencies in operations, and

(d)	provide sufficient funding to support on-going exploration and capital development plans.

The Company manages its capital structure and makes adjustments to it to meet the above objectives. To date management has used primarily equity issuances in order to raise funds as required. Excess funds are then invested in highly liquid, interest bearing instruments until required.

24.	SUBSEQUENT EVENTS

On January 26, 2016, the Company completed an acquisition of St Andrew Goldfields Ltd. ("St Andrew"), whereby the Company has acquired all of the outstanding common shares of St Andrew to create a multi-asset, Ontario-focused, intermediate gold producer.

St Andrew has become a wholly-owned subsidiary of the Company, and each of the issued and outstanding common shares of St Andrew were acquired by the Company in consideration for 0.0906 ("Exchange Ratio") of one common share of Kirkland Lake Gold Inc. In connection with the closing, the Company has issued an aggregate of 33,367,488 common shares to the former shareholders of St Andrew. All of the outstanding stock options of St Andrew have been deemed to have been exchanged under the agreement at the Exchange Ratio. The Company has authorized up to an additional 1,566,881 shares upon exercise of the stock options held by the former options holders of St Andrew.

St Andrew shares were de-listed from the Toronto Stock Exchange on February 1, 2016

KIRKLAND LAKE GOLD INC.
NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)
EIGHT MONTH PERIOD ENDED DECEMBER 31, 2015 AND YEAR ENDED APRIL 30, 2015
EXPRESSED IN THOUSANDS OF CANADIAN DOLLARS

24.	SUBSEQUENT EVENTS (continued)

Management determined that the acquisition of St Andrew was a business combination in accordance with the definition in IFRS 3, Business Combinations, and will account for the transaction in accordance with this standard. As a result of the recent timing of the transaction and the acquisition of multiple mineral properties, management determined that the initial accounting for the business combination, including the purchase price allocation, is incomplete.